Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Announces MANAGEMENT CHANGE

Vancouver, Canada, July 3, 2012 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that CEO Doug Janzen has left the Company. Dr. William Hunter, a member of the Company’s board of directors, has been appointed interim CEO.

Mr. Janzen joined Cardiome as Chief Financial Officer in January 2003 and occupied positions of increasing responsibility until his appointment as CEO in August of 2009. “Doug has made huge contributions to Cardiome’s development over the past decade. On behalf of the shareholders, the board and the employees of the Company, I thank him for those many contributions.” said Bob Rieder, chairman of Cardiome’s board. “We wish him the very best in all his future activities”.

Dr. Hunter was most recently a founder and the CEO of Angiotech Pharmaceuticals Inc., and brings deep experience in commercial operations, medical and regulatory affairs, clinical development and M&A to assist the Company in this transition. His first tasks will be to review all current activities of the Company with the immediate objective of optimizing the spend rate, to define the strategic direction of the Company, and to put in place a plan for identifying a long-term CEO.

By mid-August, Dr. Hunter and Mr. Rieder will provide the shareholders with a progress report via press release and an analyst’s conference call.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.